

17016998

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHIELDS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street, Suite 160
(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields (781) 890-7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon, LLC
(Name – *if individual, state last, first, middle name*)

95A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields & Company, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 17, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shields & Company, Inc.

SEC File No. 8-44663

Financial Statements as of and for the Year Ended December 31, 2016 and Reports of Independent Registered Public Accounting Firm

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE & DEGON LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Shields & Company, Inc. ("the Company"), as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Shields & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

March 13, 2017

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	141,316
Accounts receivable		100,687
Unbilled revenue		68,000
Prepaid expenses and other current assets		27,208
		337,211
Property and equipment		8,322
Total assets	$	345,533

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	5,864
Payroll and withholdings payable		69,739
Total current liabilities		75,603
Stockholders' equity		
Common stock, $.01 par value; 200,000 shares authorized 10,000 shares issued and outstanding		100
Additional paid-in capital		84,900
Retained earnings		184,930
Total stockholders' equity		269,930
Total liabilities and stockholders' equity	$	345,533

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	$ 2,413,188
OPERATING EXPENSES:	
Compensation and benefits	1,778,146
Technology and data communications	52,998
Research	96,208
Travel and entertainment	70,843
Occupancy	144,736
Regulatory fees	28,335
Other	173,833
Total operating expenses	2,345,099
NET INCOME	$ 68,089

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2016	10,000	$ 100	$ 137,144	$ 64,597	$ 201,841
Reclassification of 2015 stockholder contributions (Note 2)	-	-	(127,244)	127,244	-
Stockholder contributions	-	-	75,000	-	75,000
Stockholder distributions	-	-	-	(75,000)	(75,000)
Net Income	-	-	-	68,089	68,089
BALANCE AS OF DECEMBER 31, 2016	10,000	$ 100	$ 84,900	$ 184,930	$ 269,930

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 68,089
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,436
Changes in operating assets and liabilities:	
Accounts receivable	23,556
Unbilled revenues	(68,000)
Prepaid expenses and other current assets	19,584
Accounts payable	(8,893)
Payroll and withholdings payable	3,065
Net cash provided by operating activities	43,837
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder contributions	75,000
Stockholder distributions	(75,000)
Net cash provided by financing activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	43,837
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	97,479
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 141,316

See notes to financial statements

SHIELDS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand and balances at financial institutions. The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. For purposes of the cash flows statement, the Company has defined cash and cash equivalents as highly liquid investments with an original maturity of less than three months.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for doubtful accounts based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write-off uncollectible trade receivables against the allowance for doubtful accounts after significant measures have failed to result in the collection of such receivables. The allowance for doubtful accounts is management's best estimate of uncollectible accounts receivable. As of December 31, 2016, there was allowance for doubtful accounts of $17,740.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Revenue Recognition – The Company receives financial advisory and other financial and management consulting fees from a number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Unbilled Revenue – Unbilled revenue consists of services provided prior to December 31, 2016 for which invoices were not issued until after December 31, 2016.

Reclassifications – Certain equity amounts have been reclassified from additional paid-in capital as originally presented as of January 1, 2016 to retained earnings as they were capital contributions that had previously been distributed from retained earnings. This reclassification had no effect on net income as previously reported.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the positions would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties related to income taxes during the year ended December 31, 2016 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company believes it is no longer subject to income tax examinations by taxing jurisdictions for years prior to 2013.

Subsequent Events - The Company has evaluated all subsequent events through March 13, 2017, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $65,713, which was $60,673 in excess of its required net capital of $5,040. The Company's net capital ratio was 1.15 to 1.

During the year, stockholders made a capital contribution to the Company in the amount of $75,000, and pursuant to FINRA Rule 4110 (c) (1) Net Capital – Capital Compliance, these stockholders subsequently made a withdrawal of profits of $75,000. At no time during the year was the Company not in compliance with Net Capital requirements.

4. BANK LINE OF CREDIT

The Company has a revolving line of credit (LOC) with a bank, which is personally guaranteed by the majority owners of the Company. The LOC permits borrowing up to $800,000, and is subject to renewal July 31, 2017. There was no outstanding balance at December 31, 2016. Interest is charged at the prime rate, subject to an interest rate floor of 4.5%. Availability on the line of credit is reduced by a $12,089 letter of credit required by a lease agreement.

5. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no Company contributions to the Plan in 2016.

6. COMMITMENTS

The Company leases its business office under a long-term lease, which extends through August 2023. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. Rent expense was $144,736 for the year ended December 31, 2016. Future minimum rental obligations under the lease arrangement are as follows:

Year ending December 31,	
2017	$ 141,680
2018	145,376
2019	149,072
2020	152,768
2021	156,464
Thereafter	268,576
Total future minimum lease payments	$ 1,013,936

7. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * * *

SHIELDS & COMPANY, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

STOCKHOLDERS' EQUITY	$	269,930
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		100,687
Unbilled revenue		68,000
Prepaid expenses and other current assets		27,208
Property and equipment, net		8,322
		204,217
Net capital	$	65,713
AGGREGATE INDEBTEDNESS		
Accounts payable	$	5,864
Payroll and withholdings payable		69,739
Total aggregate indebtedness	$	75,603
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
6 2/3% of aggregate indebtedness	$	5,040
Excess net capital	$	60,673
Ratio: aggregate indebtedness to net capital		1.15

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2016)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	56,077
NET AUDIT ADJUSTMENTS		
Cash		900
Liabilities, net		8,736
NET AUDIT ADJUSTMENTS		9,636
NET CAPITAL PER ABOVE	$	65,713

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Shields & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

March 13, 2017

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Janice L. Shields, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Janice L. Shields, President

3/13/2017
Date

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Shields & Company, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Shield & Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. Shield & Company, Inc.'s management is responsible for Shield & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (none) with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers itemizing types of revenue, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

March 13, 2017

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Shields & Company, Inc.
890 Winter St, Suite 160
Waltham MA 02451

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janice L. Shields
781-890-7033

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shields & Company, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of February, 2017.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER Dates: Postmarked ____ Received ____ Reviewed ____

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/16
and ending 12/31/16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,413,185

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See Attached - non-securities business income 2,413,185

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 2,413,185

2d. SIPC Net Operating Revenues $ - 0 -

2e. General Assessment @ .0025 $ - 0 -

(to page 1, line 2.A.)

Shields & Company, Inc.

#044663 FINRA Dec

SIPC – 7

Attachment:

Income:

Shields & Company, Inc. has Income from the following client sources, none of their income or revenue was from Securities Business or trading accounts. Income is derived from Advisory Services provided to clients in the following areas that are not related to Securities Business but assist Closely-held Companies in various Business and Management Functions or in the preparation of Valuations for these closely-held companies.

Income/Revenue for 2016 from the following sources:

Director's Fees	$ 172,630
Financial Advisory	$ 395,318
Mergers & Acquisitions	$1,405,699
Valuations	$ 355,950
Client Reimbursement of Expenses	$ 83,588
Total Income/Revenue	$2,413,185

The above revenue is not related directly or indirectly to the securities business and therefore is a qualified Deduction under 2c Deductions 8: other revenue. Due to the fact that this revenue is derived from Closely-held Companies and not security listed companies the income is not securities business income. None of the revenues come from security related business, client accounts or the other security related business noted in the instructions.

2c Deductions (8):

Other revenue not related either directly or indirectly to securities business $2,413,185

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Job : 49
Date: 4/25/2017
Time: 2:06:22 PM

Shields & Company, Inc.
SEC File No. 8-44663

Financial Statements as of and for the
Year Ended December 31, 2015
and Reports of Independent Registered Public
Accounting Firm